FOR IMMEDIATE RELEASE               Contact: Cedric Burgher
10/23/01                                     Vice President-Investor Relations
                                             713-676-4933
                                             cedric.burgher@halliburton.com

                                             Wendy Hall
                                             Manager-Media Relations
                                             713-676-5227
                                             wendy.hall@halliburton.com

                        HALLIBURTON POSTS RECORD PROFITS

     DALLAS, Texas -- Halliburton Company (NYSE: HAL) reported today 2001 third quarter net income of $179 million ($0.42 per diluted share). Net income from continuing operations was $181 million ($0.42 per diluted share), an increase of 39 percent over the prior year quarter and the highest earnings since the merger with Dresser was completed in 1998.

     Revenues from continuing operations were $3.4 billion in the 2001 third quarter, an increase of 12 percent compared to the year ago quarter. Operating income of $342 million for the quarter represents an increase of 38 percent compared to the 2000 third quarter operating income of $248 million. Excluding a non-recurring gain in the 2000 third quarter, operating income more than doubled. Compared to the 2001 second quarter, operating income increased $70 million on increased revenues of $52 million. Both the Energy Services Group and Engineering and Construction Group contributed to these improved results.

     "Both our business segments delivered outstanding results," commented Dave Lesar, Halliburton's chairman of the board, president and chief executive officer. "Our performance in the quarter highlights the earnings capacity of this dynamic organization. While the near-term industry outlook is less robust, the longer-term fundamentals are strong. Our global presence and market leading products and services position us extremely well to perform under all market conditions."

2001 Third Quarter Segment Results

     The Energy Services Group segment posted 2001 third quarter revenues of $2.3 billion representing an increase of 33 percent compared to the 2000 third quarter. Energy Services Group revenues in the United States increased by three percent from the 2001 second quarter, while international revenues increased by


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Halliburton Company                                     Page 2

over five precent. Within the Energy Servcies Group, revenues at Halliburton Energy Services increased 32 percent compared to the 2000 third quarter and increased for all geographic regions and product service lines over the same time period.

     Operating income for the Energy Services Group segment was $321 million, an increase of 41 percent from the 2000 third quarter. Excluding last year's $88 million gain on the sale of marine vessels, operating income increased 129 percent, and operating margins increased from eight percent to 14 percent. Operating income improvements for the segment were driven by Halliburton Energy Services, where operating income increased over 135 percent compared to the 2000 third quarter and increased 15 percent compared to the 2001 second quarter. Operating margins within Halliburton Energy Services were 17 percent compared to nine percent a year earlier. Incremental margins at Halliburton Energy Services for the quarter were 74 percent sequentially. Surface/Subsea businesses and Landmark Graphics also posted strong operating profits during the quarter.

     The Engineering and Construction Group's 2001 third quarter revenues were $1.1 billion, down from the $1.3 billion reported in the 2000 third quarter due to the completion of several large projects. Operating income of $39 million for the 2001 third quarter generated an operating margin of 3.6 percent, consistent with the prior year quarter and up from 2.2 percent last quarter. Backlog for the group increased from $6.3 billion at the beginning of the quarter to $7.1 billion at the end of the quarter.

Discontinued Operations

     The net loss from discontinued operations was $2 million after-tax, which reflects asbestos-related expenses on previously disposed businesses.

Technology and Significant Achievements

     Halliburton has recently announced a number of advances in technology and new contract awards including:

o PT Brown & Root Indonesia, an affiliate of Kellogg Brown & Root, has been awarded a contract to provide project management, engineering, procurement, construction and installation (EPCI) services for the Conoco Belanak floating production, storage and offloading vessel (FPSO). Conoco Indonesia Inc., Ltd. has been awarded the work under its production sharing contract with Pertamina, the Indonesian state oil and gas company.


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Halliburton Company                                     Page 3

     The FPSO will be located in Conoco-operated South Natuna Sea Block B in Indonesian waters, approximately 200km northeast of Singapore. The EPCI contract, valued at just under $600 million, will take three years to complete from contract signing to first production in late 2004.

o Kellogg Brown & Root, and its joint venture partner JGC Corporation, have been selected by Shell Gas & Power (Shell) as contractor for its first large scale Gas to Liquids project. The joint venture's contract covers the definition of the engineering design. The location of the first project has yet to be determined, but an investment decision is expected by the end of 2002. Shell intends to commit to up to four projects by the end of 2010.

o Halliburton Energy Services announced the extension of its high-speed satellite communications network into Africa. Using the high-speed HalLink satellite network, data can now be transmitted to Halliburton's Real Time Operations Centers or visualization rooms, to the customer's office via the Internet or, with connectivity, to any asset team member at any location. This flexibility allows Halliburton and its customers to collaborate, share knowledge, and solve problems almost instantly from any point on the globe. Operators have the ability to optimize performance and maximize the economic recovery of oil and gas reserves by shortening the time between gathering information and making/executing decisions.

o Kellogg Brown & Root's Government Operations team has been selected by the United States Department of Defense's (DOD) Defense Threat Reduction Agency to participate in the Cooperative Threat Reduction (CTR) program. The CTR program was established by the DOD to respond to the threat of proliferation of nuclear, chemical and biological weapons of mass destruction from the states of the Former Soviet Union. The Kellogg Brown & Root team is one of five contracting teams chosen under a five-year initial contract, with one five-year option based on performance for an estimated $5 billion.

o    Halliburton  successfully  completed  the first  application  of its H2Zero
     (TM) conformance solution in the Gulf of Mexico, reducing the Water-to-Gas Ratio (WGR) by 96 percent. The solution was applied to an ExxonMobil-operated well in the Mississippi Canyon Field, which had previously been shut-in due to excess water production. With the successful reduction to the WGR, the well has now been brought back on line. Originally developed for the North Sea, the H2Zero (TM) solution is an environmentally sensitive polymer system that provides exceptional capabilities for controlling unwanted water and gas production. It is the only system that has performed consistently at higher temperature ranges, up to 300O F.

o    Landmark  Graphics  Corporation  and Accenture  announced the signing of an alliance that will help the upstream oil and gas industry reap new efficiencies from its vast global complex of processes, operations and computer systems. The pairing combines industry-focused skills in consulting, data management, applications hosting and outsourcing and spans


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Halliburton Company                                     Page 4

     more than 100 countries. The aim is to increase production revenue and paring the billions of dollars in operational costs incurred by the upstream oil and gas industry. The alliance will focus initially on five critical operational issues for industry executives today: integration of technical applications and business analysis, better decision-making through virtual collaboration, effective process management by using a common workflow structure, effective knowledge management and outsourcing to enable executives to focus on their core businesses.

     Halliburton Company, founded in 1919, is the world's largest provider of products and services to the petroleum and energy industries. The company serves its customers with a broad range of products and services through its Energy Services Group and Engineering and Construction Group business segments. The company's World Wide Web site can be accessed at www.halliburton.com.


NOTE: In accordance with the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995, Halliburton Company cautions that statements in this press release which are forward looking and which provide other than historical information, involve risks and uncertainties that may impact the company's actual results of operations. Please see Halliburton's Form 10-Q for the quarter ended June 30, 2001 for a more complete discussion of such risk factors.


                                       ###









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

                                                          HALLIBURTON COMPANY
                                                   Consolidated Statements of Income
                                                              (Unaudited)
                                                           Quarter Ended                Nine Months Ended
                                                           September 30                    September 30
                                                    ----------------------------    ---------------------------
                                                       2001            2000            2001            2000
                                                    ------------    ------------    ------------    -----------
                                                            Millions of dollars except per share data
Revenues
Energy Services Group                                $   2,309        $ 1,736        $   6,554        $ 4,774
Engineering and Construction Group                       1,082          1,288            3,320          3,977
                                                    ------------    ------------    ------------    -----------
    Total revenues                                   $   3,391        $ 3,024        $   9,874        $ 8,751
                                                    ============    ============    ============    ===========

Operating income
Energy Services Group                                $     321        $   228        $     788        $   390
Engineering and Construction Group                          39             46               82            125
General corporate                                          (18)           (26)             (58)           (60)
                                                    ------------    ------------    ------------    -----------
    Total operating income                                 342            248              812            455

Interest expense                                           (34)           (38)            (115)          (104)
Interest income                                              8              6               18             16
Foreign currency losses, net                                (2)             4               (6)            (3)
Other nonoperating, net                                      -             (1)               -             (1)
                                                    ------------    ------------    ------------    -----------
Income from continuing operations before
    income taxes, minority interests, and change
    in accounting method                                   314            219              709            363
Provision for income taxes                                (126)           (84)            (285)          (140)
Minority interest in net income of subsidiaries             (7)            (5)             (14)           (14)
                                                    ------------    ------------    ------------    -----------
Income from continuing operations
    before change in accounting method                     181            130              410            209
Discontinued operations, net
    Income (loss) from discontinued operations              (2)            27              (40)            72
    Gain on disposal of discontinued operations              -              -              299            215
                                                    ------------    ------------    ------------    -----------
    Income from discontinued operations                     (2)            27              259            287
                                                    ------------    ------------    ------------    -----------
Cumulative effect of change in accounting
    method, net                                              -              -                1              -
                                                    ------------    ------------    ------------    -----------
Net income                                           $     179        $   157        $     670        $   496
                                                    ============    ============    ============    ===========

Basic income per share:
Continuing operations                                $    0.42        $  0.29        $    0.96        $  0.47
Discontinued operations, net
    Income (loss) from discontinued operations               -           0.06            (0.09)          0.16
    Gain on disposal of discontinued operations              -              -             0.70           0.49
                                                    ------------    ------------    ------------    -----------
    Income from discontinued operations                      -           0.06             0.61           0.65
                                                    ------------    ------------    ------------    -----------
Net income                                           $    0.42        $  0.35        $    1.57        $  1.12
                                                    ============    ============    ============    ===========

Diluted income per share:
Continuing operations                                $    0.42        $  0.29        $    0.95        $  0.47
Discontinued operations, net
    Income (loss) from discontinued operations               -           0.06            (0.09)          0.16
    Gain on disposal of discontinued operations              -              -             0.70           0.48
                                                    ------------    ------------    ------------    -----------
    Income from discontinued operations                      -           0.06             0.61           0.64
                                                    ------------    ------------    ------------    -----------
Net income                                           $    0.42        $  0.35        $    1.56        $  1.11
                                                    ============    ============    ============    ===========

Basic average common shares outstanding                    428            445              427            444
Diluted average common shares outstanding                  429            451              430            448



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